December 11, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly A. Browning
Mr. Kenneth Ellington

Re:	Nuveen Quality Preferred Income Fund 2 (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-207760

To the Commission:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided telephonically by the staff of the Commission on December 10, 2015, with respect to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed on December 9, 2015 relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Quality Preferred Income Fund and Nuveen Quality Preferred Income Fund 3 into the Registrant.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Quality Preferred Income Fund 2

By:   /s/ Kevin J. McCarthy

Name:	Kevin J. McCarthy
Title:	Vice President and Secretary